

March 24, 2022

Lei Xia
Chief Executive Officer
ICZOOM Group Inc.
Room 102, Technology Bldg., International e-Commerce Industrial Park
105 Meihua Road
Futian, Shenzhen China, 518000

> **Re: ICZOOM Group Inc.**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed February 25, 2022**
> **File No. 333-259012**

Dear Mr. Xia:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 8, 2022 letter.

Amendment No. 4 to Registration Statement on Form F-1

General

1. Where you refer to "our VIE" throughout the registration statement, please change this to "the VIE" to clearly reflect that this is not an entity in which you owned equity.

Cover Page

2. We note your response to our prior comment 5 and reissue in part. Please refer to the prospectus cover page and the 6th, 11th and 12th paragraphs. Please revise to provide cross-references to the condensed consolidating schedule and the consolidated financial statements. In this regard, we note that you cross-reference in both contexts to

the section captioned "Summary Financial Data" and do not provide a specific cross reference to your consolidated financial statements. Please revise accordingly.

3. Please revise your disclosure on the prospectus cover page to acknowledge that the PRC government could disallow your holding company structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

Our Company, page 5

4. Please refer to the fourth paragraph. We note your disclosure that, to date, only 12 customers have transferred to your new website www.iczoomex.com and that you expect the complete transfer of customers to take until February 28, 2023. Please revise to discuss the transition of customers and suppliers and your business and operations in this transitional period in greater detail. Please revise to disclose your total customer count, the percentage of customers who have transitioned, the percentage of revenue attributable to transitioned customers, and any other material details necessary so that investors can more fully appreciate the various business and financial impacts on the company due to this transition. To the extent applicable, provide similar information related to your suppliers. Lastly, we note your disclosure that you expect a "certain level of negative impact on our operation during the transitional period." Please discuss the negative impacts in greater detail and, to the extent possible, provide quantification of any negative impacts.

5. We note that certain sections of the prospectus appear to focus on your old platform and website versus your new platform and website. For example, please refer to the Our Customers and Our Suppliers section on page 16. To the extent applicable, please revise the prospectus throughout to reflect the business and operations of your new platform and website.

6. Please refer to the fourth paragraph. We note your disclosure that you have agreed to pay Pai Ming Shenzhen a base monthly fixed fee of RMB100,000 and an additional variable service fee based on their performance during the one-year-term of the agreement. Please revise to discuss in greater detail how the variable service fee will be calculated and determined.

7. Please disclose here, and elsewhere as appropriate, whether the online platform run by Pai Ming Shenzhen is operational, and whether customers can place orders on the site as opposed to transferring to your new online platform run by ICZOOM HK. Please also disclose whether Pai Ming Shenzhen is required to provide ICZOOM HK with all customer information and inquiries made on the old online platform. Please also clarify whether Pai Ming Shenzhen can process customer orders on the old online platform.

Lei Xia
ICZOOM Group Inc.
March 24, 2022
Page 3

You may contact Scott Stringer at 202-551-3272 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services